Filed Pursuant to Rule 433

Registration No. 333-236378

February 19, 2020

Halliburton Company

2.920% Senior Notes due 2030

PRICING TERM SHEET

The information in this pricing term sheet should be read together with the preliminary prospectus supplement, dated February 19, 2020, relating to the offering of senior notes, and the related prospectus dated February 11, 2020, included in the Registration Statement (File No. 333-236378), as filed with the Securities and Exchange Commission (the “SEC”) pursuant to Rule 424(b) under the Securities Act of 1933, as amended, including the documents incorporated by reference therein. Terms used but not defined herein have the meanings assigned to such terms in the preliminary prospectus supplement.

Issuer:	Halliburton Company

Pricing Date:	February 19, 2020

Settlement Date (T+9)*:	March 3, 2020

Denominations/Multiple:	$2,000 x $1,000

Anticipated Ratings** (Moody’s/S&P):	Baa1/A-

Security:	2.920% Senior Notes due 2030

Size:	$1,000,000,000

Maturity Date:	March 1, 2030

Coupon:	2.920%

Interest Payment Dates:	March 1 and September 1, commencing September 1, 2020

Interest Payment Record Dates:	February 15 and August 15

Benchmark Treasury:	1.500% due February 15, 2030

Benchmark Treasury Price:	99-10+

Benchmark Treasury Yield:	1.573%

Spread to Benchmark Treasury:	+135 bps

Yield:	2.923%

Price to Public:	99.974%, plus accrued interest, if any, from March 3, 2020

Optional Redemption:	At any time before December 1, 2029, make-whole call to December 1, 2029 at the greater of par or a discount rate of Treasury plus 25 bps

At any time on or after December 1, 2029, at par

CUSIP:	406216 BL4

ISIN:	US406216BL45

Joint Book-Running Managers:

Citigroup Global Markets Inc.

HSBC Securities (USA) Inc.

J.P. Morgan Securities LLC

Mizuho Securities USA LLC

BofA Securities, Inc.

Deutsche Bank Securities Inc.

TD Securities (USA) LLC

Wells Fargo Securities, LLC

Senior Co-Managers:	Barclays Capital Inc. Credit Suisse Securities (USA) LLC MUFG Securities Americas Inc. Scotia Capital (USA) Inc. Standard Chartered Bank U.S. Bancorp Investments, Inc.

Co-Managers:

Academy Securities, Inc.

ANZ Securities, Inc.

BBVA Securities Inc.

BNP Paribas Securities Corp.

Loop Capital Markets LLC

SG Americas Securities, LLC

SMBC Nikko Securities America, Inc.

UniCredit Capital Markets LLC

UBS Securities LLC

Changes from Preliminary Prospectus Supplement

Use of proceeds:

We estimate that the net proceeds we will receive from the sale of the notes in this offering will be approximately $993.3 million, after deducting the underwriting discount and our estimated expenses of the offering.

Capitalization:

The following changes are made to the “Capitalization” section of the preliminary prospectus supplement, giving effect to this offering and the use of proceeds therefrom:

As of December 31, 2019
As Adjusted(a)
(in millions of dollars and shares)
Cash and equivalents	$1,633

Long-Term Debt:
Total existing senior notes and debentures	8,889
2.920% senior notes due 2030 offered hereby	1,000
Revolving credit facility, maturing in March 2024(b)	—
Other	17
Unamortized debt issuance costs and discounts	(76)

Total Long-Term Debt	9,830
Short-term borrowings and current maturities of long-term debt	11

Total Debt	9,841
Shareholders’ Equity:
Common shares, par value $2.50 per share—authorized 2,000 shares, issued 1,068 shares, historical and as adjusted	2,669
Paid-in capital in excess of par value	143
Accumulated other comprehensive loss	(362)
Retained earnings	11,872
Treasury stock, at cost—190 shares	(6,427)

Company shareholders’ equity	7,895
Noncontrolling interest in consolidated subsidiaries	13

Total Shareholders’ Equity	7,908

Total Capitalization	$17,749

(a)

Assumes that $1,500,000,000 aggregate principal amount of the Tender Offer Notes are tendered and accepted for purchase in the tender offers in accordance with the prioritized acceptance levels and tender caps as described under “Summary—Concurrent Tender Offers” and that each series of Tender Offer Notes is tendered in the tender offers on or prior to the early tender deadline, based on pricing as of February 18, 2020 and an assumed purchase date of March 5, 2020. Does not reflect the payment of accrued and unpaid interest paid on such Tender Offer Notes purchased. The final amounts of Tender Offer Notes tendered and accepted for purchase and the pricing of such purchases may differ from the amounts assumed. Amounts may vary from amounts set forth in the table above depending on several factors, including whether, and to what extent, Tender Offer Notes are tendered in the tender offers.

(b)

In March 2019, we entered into a new $3.5 billion five-year revolving credit agreement, as further described under “Description of Other Indebtedness—Revolving Credit Agreement.” The full amount of the revolving credit facility was available as of December 31, 2019.

*

It is expected that delivery of the notes will be made against payment therefor on or about March 3, 2020, which is the ninth business day following the date hereof (such settlement cycle being referred to as “T+9”). Pursuant to Rule 15c6-1 under the Exchange Act, trades in the secondary market generally are required to settle in two business days unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes on the date of pricing or the next six succeeding business days will be required, by virtue of the fact that the notes initially will settle in T+9, to specify an alternative settlement cycle at the time of any such trade to prevent failed settlement.

**	A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) and related preliminary prospectus supplement with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus supplement and other documents incorporated by reference therein for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the preliminary prospectus supplement and the accompanying prospectus if you request it by calling J.P. Morgan Securities LLC collect at 212-834-4533, Citigroup Global Markets Inc. toll-free at 1-888-248-4226, HSBC Securities (USA) Inc. toll-free at 1-866-811-8049, or Mizuho Securities USA LLC toll-free at 1-866-271-7403.

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